

level therapy

Mobile therapy sessions from anywhere



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Our mission is
to **empower** every
person on Earth
to achieve their
highest potential

Mental illness is an expensive problem that impacts millions of people



Every year, **43.7 million** American adults experience diagnosable mental health disorders.[1] Among adults with any mental illness, 60% were untreated.



Serious mental illness costs America **$193.2B** in lost earnings every year.[2]

Top reasons people don't seek treatment.

Stigma
Access
Cost

1 NAMI General Mental Health Facts, 2015.
2 American Journal of Psychiatry and U.S. Surgeon General's Report, 1999.

What we've built

For the addressable mental health industry



Matching
Process



●●●●● AT&T LTE
11:43 PM
50%
Schedule an introductory session with a therapist.
Get Started
How It Works
Notes
About Us
Resources

Patients now have secure mobile video access to our licensed therapists



Encrypted
Video Platform

*App is for iOS only

Our product is sold to companies for their employees

CLIENT

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

How we make money



Patient

FREE 20 minute
consultation –
May be reimbursable by
insurance

$99 1 hour session - May
be reimbursable by
insurance



Employers

$20 per session
per employee usage
fee

Team



Dan Miller
CEO
Exp. SurveyMonkey, Salesforce. Dan worked at SurveyMonkey, and also managed market research at Salesforce.



Coley Williams
CMO
Exp. Private Practice. Coley is a licensed therapist, bilingual, and has taught university level psychology in the US, and Mexico.

Competition

	Level	Lantern	TalkSpace	7 Cups of Tea	Doctor on Demand	Ginger.io
Mobile App	✓	✓	✓	✓	✓	✓
Licensed Clinicians	✓		✓		✓	
Video Platform	✓		✓		✓	
Matching Algorithm	✓					
Group Practice (Can legally charge providers a commission on sessions)	✓				✓	
Accepts Insurance (For psychologists)	✓				✓	

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



level therapy